SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
FOUR TIMES SQUARE	FIRM/AFFILIATE
NEW YORK 10036-6522 ________ TEL: (212) 735-3000 FAX: (212) 735-2000 www.skadden.com April 17, 2009

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BY EDGAR AND EXPRESS MAIL

Securities and Exchange Commission

Division of Corporation Finance

One Station Place

100 F Street, N.E.

Washington, D.C 20549

Attention:

Max A. Webb, Esq.

Lauren Nguyen, Esq.

Re:

MacroShares Housing Depositor, LLC

Amendments No. 4 to the

Registration Statements on Form S-1

Filed March 30, 2009,

File No. 333-151522

File No. 333-151523; and

Amendment No. 5 to each of the above-referenced

Registration Statements

Filed April 17, 2009.

Ladies and Gentlemen:

Set forth below are the responses of MacroShares Housing Depositor, LLC (the “Company”) to the comment letter of the Staff of the Securities and Exchange Commission (the “Staff”) dated April 6, 2009 (the “April 2009 Comment Letter”), which was received with respect to the Company's above-referenced Registration Statements, File No. 333-151522 and 333-151523.  Enclosed herewith are copies of Amendment No. 5 to each of these Registration Statements (each, “Amendment No. 5”).

Securities and Exchange Commission

April 17, 2009

For your convenience, we have set forth below the Staff's comments in bold followed by the Company's response thereto.  Page numbers and section references indicate the location of our revisions contained in the prospectus for the MacroShares Major Metro Housing Up Shares (the “Up Prospectus”) that is part of Amendment No. 5 to Registration Statement, File No. 333-151522.  Conforming changes have also been made in the prospectus for the MacroShares Major Metro Housing Down Shares (the “Down Prospectus”) that is part of Amendment No. 5 to Registration Statement, File No. 333-151523. Capitalized terms used but not otherwise defined herein have the meanings assigned to such terms in the Up Prospectus and the Down Prospectus.

The Company has reviewed this letter and has authorized us to make the representations contained herein on its behalf.

General

1.

We understand from your response to prior comment 1 in our March 10, 2009 letter that you intend to file a post-effective amendment changing the plan of distribution to that of a continuous offering after the initial auction. However, we note the language that says you may register additional shares in a post-effective amendment.  Please note that you cannot add shares in a post-effective amendment.  The shares for the continuous offering will need to be registered pre-effectively on this registration statement.

The Company notes that it will not be permitted to register additional shares in a post-effective amendment and it intends to register all of the shares to be sold in the initial public offering and the subsequent continuous offering in the current registration statement.

Prospectus

Changes in the Price Range or Offering Size Before the Auction is Closed, page 99

2.

The first paragraph on page 100 refers to material or not material changes in the price range.  Any change to the price range is material and would require a pre-effective amendment.  Upward changes in price which result in the new price falling within the 430A harbor of 20% above the high point of the range would not require a pre-effective amendment.  However, please note that the price range may not be amended to expand the top of the range beyond the permissible expanded range with regard to auctions.  Please revise.

Please see revisions made on page 100 in the section entitled “Plan of Distribution.”

Securities and Exchange Commission

April 17, 2009

Changes in the Price Range or Offering Size After the Auction is Closed and Pricing Outside the Price Range, page 100

3.

Provided the minimum of the offering is reached and the number of securities does not exceed the maximum amount registered, we do not understand how changes in the offering size would require a post-effective amendment.  Please revise or advise.

Please see revisions made on page 101 in the section entitled “Plan of Distribution.”

* * * * *

If you would like to discuss further any of the our responses to your comments or any related issues, please do not hesitate to contact us.

Sincerely,

Richard F. Kadlick

cc:

Division of Investment Management

Mr. Brian Murphy